National Health Investors, Inc.

May 19, 2006

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	National Health Investors, Inc.
Form 10-K for the year ended December 31, 2005
File No. 001-10822

Dear Mr. Jacobs:

We are in receipt of your response letter to us dated May 10, 2006. We have copied your comment below and our corresponding response follows.

1. We read your response to comment 2 and reissue our prior comment in its entirety. In accordance with Rule 5-03 of Regulation S-X, you should classify the initial realized loss related to other than temporary impairments on available-for-sale securities as well as subsequent realized gains or losses on the sale of such securities as non-operating activities in your statement of operations.

Response:

We concur with your findings and in future filings we shall classify the initial realized loss related to other than temporary impairments on available-for-sale securities as well as subsequent realized gains or losses on the sale of such securities as non-operating activities in our statements of operations.

We thank you for your assistance in our compliance with the applicable disclosure requirements and welcome any additional comments you may have.

Sincerely,

/s/ Donald K. Daniel
Donald K. Daniel
Senior Vice President/Controller